SCHEDULE 13G
Amendment No. 1
Teekay Shipping Corporation
Common Stock No par value


Cusip #:  V89-564-10-4
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  922,437
Item 7:  -0
Item 8:  922,437
Item 9:  922,437
Item 11: 3.2%
Item 12: IA


Cusip #: V89-564-10-4
Item 1:
Reporting Person - Tiger Performance
L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  588,941
Item 7:  -0
Item 8:  588,941
Item 9:  588,941
Item 11: 2.1%
Item 12: IA


Cusip #:  V89-564-10-4
Item 1:
Reporting Person - Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  1,511,378
Item 7:  -0-
Item 8:  1,511,378
Item 9:  1,511,378
Item 11: 5.3%
Item 12: IN


Item 1(a) Teekay
Shipping Corporation

Item 1(b) Tradewinds Building, Sixth
Floor, Bay Street, P.O. Box SS6293,
Nassau, The Bahamas

Item 2(a) This statement is filed on
behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr is the
ultimate
controlling person of TMLLC and
TPLLC.

Item 2(b) The address of each
reporting person is 101 Park Avenue,
New York, NY 10178

Item 2(c) Incorporated by reference
to item (4) of the cover page
pertaining to each reporting person.

Item 2(d) Common Stock no par value

Item 2(e) V89-564-10-4

Item 3. TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment
Advisers Act of 1940.

Item   4. Ownership as of December
31, 1997 is incorporated by
reference to items (5) (9) and (11)
of the cover page pertaining to each
reporting person.

Item 5. Not applicable

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I certify
that, to the best of my knowledge
and belief, the securities referred
to above were acquired in the
ordinary course of business and were
not acquired for the purpose of and
do not have the effect of changing
or influencing the control of the
issuer of such securities and were
not acquired in connection with or
as a participant in any transaction
having such purpose or effect.
After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C. /s/  Nolan
Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Under Power of Attorney Dated:
January 27, 1995, On File with
Schedule 13G for Kohl's Corp. 2/7/95

EXHIBIT A

AGREEMENT

The undersigned agree that this
Amendment No. 1 to Schedule 13G
dated February 13, 1998 relating to
shares of common stock of Teekay
Shipping Corporation shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Under Power of Attorney

Dated: January 27, 1995, On File
with Schedule 13G for Kohl's Corp.
2/7/95